FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS FOLLOWING AN INITIAL PUBLIC OFFERING, REVERSE TAKEOVER OR BECOMING A NON-VENTURE ISSUER

I, Sean Roosen, Chair of the Board and Chief Executive Officer of Osisko Development Corp., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of Osisko Development Corp. (the "issuer") for the interim period ended June 30, 2022.

2.  No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.  Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:	August 9, 2022

(s) Sean Roosen
Sean Roosen
Chair of the Board and Chief Executive Officer

NOTE TO READER

In contrast to the usual certificate required for non-venture issuers under Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings (c. v-1.1, r. 27) (Regulation 52-109), namely, Form 52-109F2, this Form 52-109F2 - IPO/RTO does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in Regulation 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

(i)  controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of an issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Regulation 52-109 in the first financial period following

-  completion of the issuer's initial public offering in the circumstances described in s. 5.3 of Regulation 52-109;

-  completion of a reverse takeover in the circumstances described in s. 5.4 of Regulation 52-109; or

-  the issuer becoming a non-venture issuer in the circumstances described in s. 5.5 of Regulation 52-109;

may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.